NSAR Item 77C

A Special Meeting of Shareholders of VALIC Company I Growth Fund was held on August 26, 2004. The Fund voted in favor of adopting the following proposal.

1. To approve the Agreement and Plan of Reorganization, in which the VALIC Company I Growth Fund will be reorganized into the VALIC Company I Blue Chip Growth Fund.

Votes in Favor of the proposal          `               801,416
Votes Against the proposal                                    0
Votes Abstained                                          53,697